UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. )*
Argyle Security, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
040311102
(CUSIP Number)
William Blair Mezzanine Capital Fund III, L.P. Attention: David M. Jones 303 West Madison Street, Ste. 2100 Chicago, Illinois 60606 (312) 592-6111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 14, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 040311102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William Blair Mezzanine Capital Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	542,417(1)
	8. Shared Voting Power	0
	9. Sole Dispositive Power	542,417(1)
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 542,417 shares of common stock(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 7.3%
14.	Type of Reporting Person (See Instructions)
PN

(1)    Voting power is exercised through its sole general partner, William Blair Mezzanine Capital Partners III, L.L.C.

CUSIP No. 040311102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William Blair Mezzanine Capital Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	542,417(1)(2)
	8. Shared Voting Power	0
	9. Sole Dispositive Power	542,417(1)(2)
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 542,417 shares of common stock(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 7.3%
14.	Type of Reporting Person (See Instructions)
OO

(1)   Solely in its capacity as the sole general partner of William Blair Mezzanine Capital Fund III, L.P.
(2)   Power is exercised through its members, William Blair & Company, L.L.C., and Wilblairco Associates, and its Initial Managing Directors, Timothy J. Mackenzie, Terrance M. Shipp and Marc J. Walfish.

CUSIP No. 040311102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William Blair & Company, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	542,417(1)(2)
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	542,417(1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 542,417 shares of common stock(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 7.3%
14.	Type of Reporting Person (See Instructions)
BD

(1)           Solely in its capacity as a member of William Blair Mezzanine Capital Partners III, L.L.C.
(2)           Power is exercised through its principals.

CUSIP No. 040311102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Wilblairco Associates
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	542,417(1)(2)
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	542,417(1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 542,417 shares of common stock(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 7.3%
14.	Type of Reporting Person (See Instructions)
OO

(1)           Solely in its capacity as a member of William Blair Mezzanine Capital Partners III, L.L.C.
(2)           Power is exercised through its principals.

CUSIP No. 040311102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Timothy J. MacKenzie
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	542,417(1)
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	542,417(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 542,417 shares of common stock(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 7.3%
14.	Type of Reporting Person (See Instructions)
IN

(1)           Solely in his capacity as an Initial Managing Director of William Blair Mezzanine Capital Partners III, L.L.C.

CUSIP No. 040311102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Terrance M. Shipp
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	542,417(1)
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	542,417(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 542,417 shares of common stock(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 7.3%
14.	Type of Reporting Person (See Instructions)
IN

(1)           Solely in his capacity as an Initial Managing Director of William Blair Mezzanine Capital Partners III, L.L.C.

CUSIP No. 040311102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Marc J. Walfish
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	542,417(1)
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	542,417(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 542,417 shares of common stock(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 7.3%
14.	Type of Reporting Person (See Instructions)
IN

(1)           Solely in his capacity as an Initial Managing Director of William Blair Mezzanine Capital Partners III, L.L.C.

Item 1.    Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.0001 par value per share (the “Common Stock”), of Argyle Security, Inc., a Delaware corporation (the “Company”). The address of the principal executive office of the Company is 200 Concord Plaza, Suite 700, San Antonio, Texas 78216.

Item 2.    Identity and Background

1.    William Blair Mezzanine Capital Fund III, L.P., a limited partnership organized under the laws of Delaware (“Blair Mezzanine Fund”).  The principal business of Blair Mezzanine Fund is to make investments.  The address of the principal office of Blair Mezzanine Fund is 303 West Madison Street, Suite 2100, Chicago, Illinois 60606.

2.           William Blair Mezzanine Capital Partners III, L.L.C., a limited liability company organized under the laws of Delaware (“Blair General Partner”).  The principal business of Blair General Partner is to manage Blair Mezzanine Fund.  The address of the principal office of Blair General Partner is 303 West Madison Street, Suite 2100, Chicago, Illinois 60606.

3.           William Blair & Company, L.L.C., a limited liability company organized under the laws of Delaware (“Blair”).  The principal business of Blair, which is a registered securities broker-dealer, consists of providing investment banking, asset management, equity research, institutional and private brokerage and related services to individual, institutional and issuing clients.  The address of the principal office of Blair is 222 West Adams Street, Chicago, Illinois 60606.

4.           Wilblairco Associates, a general partnership organized under the laws of Illinois (“Blairco”).  The principal business of Blairco is to make investments.  The address of the principal office of Blairco is 222 West Adams Street, Chicago, Illinois 60606.

5.           Timothy J. MacKenzie (“MacKenzie”) is a citizen of the United States.  His principal occupation is the management of investments, including his role as an Initial Managing Director of Blair General Partner.

6.           Terrance M. Shipp (“Shipp”) is a citizen of the United States.  His principal occupation is the management of investments, including his role as an Initial Managing Director of Blair General Partner.

7.           Marc J. Walfish (“Walfish”) is a citizen of the United States.  His principal occupation is the management of investments, including his role as an Initial Managing Director of Blair General Partner.

During the last five years, the foregoing persons have not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

The description of the conversion terms of the DI Promissory Note (defined below) under Item 4 is incorporated by reference herein.

Item 4.    Purpose of Transaction

On December 14, 2009, in connection with the entry into a Ninth Amendment and Waiver (the “Blair Amendment”) to that certain Note and Warrant Purchase Agreement dated as of October 22, 2004 (as amended) by and between ISI Security Group, Inc., a subsidiary of the Company (“ISI”) and Blair Mezzanine Fund (the “Agreement”), Blair Mezzanine Fund agreed to convert $897,215.18 of deferred and accrued interest due under that certain Amended and Restated Senior Subordinated Promissory Note A dated January 8, 2009 (“Note A”) into a new senior subordinated convertible promissory note (the “DI Promissory Note”) accruing interest at 20% per annum.  The DI Promissory Note matures on June 30, 2010, subject to the conversion provisions summarized below.

The principal balance together with any accrued and unpaid interest under the DI Promissory Note will automatically convert into the Company’s common stock in the event a Qualified Equity Offering (as defined in the DI Promissory Note) closes and funds on or prior to June 29, 2010 pursuant to which Mezzanine Management Fund IV A, LP and Mezzanine Management Fund IV Coinvest A, LP (the “MML Entities”) or their affiliates participate at certain specified levels.  The number of shares of common stock issuable upon conversion of the

DI Promissory Note in the event of a Qualified Equity Offering will be based on the price per share at which the shares of Company common stock are offered or sold.

If no Qualified Equity Offering is consummated on or before June 29, 2010, then the principal and accrued and unpaid interest under the DI Promissory Note will automatically convert on June 30, 2010 into the number of shares of Company common stock equal to the unpaid principal and interest due on June 30, 2010 under the DI Promissory Note divided by $0.4302 (the “Conversion Price”); provided however, that no conversion will be effected unless the convertible bridge notes issued by the Company to the MML Entities are simultaneously converted at that time.  Under the terms of the DI Promissory Note, the Conversion Price is subject to certain anti-dilution adjustments.

Additionally, the principal and accrued and unpaid interest under the DI Promissory Note may, at the option of Blair Mezzanine Fund, be converted into Company common stock based on the Conversion Price in connection with a change of control of the Company.

Under the terms of the Blair Amendment, effective upon a conversion of the DI Promissory Note into shares of Company common stock in accordance with its terms and thereafter for so long as Blair Mezzanine Fund owns at least ten percent (10%) of any shares of capital stock of the Company held by Blair Mezzanine Fund on December 14, 2009, or any obligations remain unpaid under the DI Promissory Note, Note A or that certain Fourth Amended and Restated Senior Subordinated Promissory Note dated as of December 14, 2009 issued by the Company in favor of Blair Mezzanine Fund, Blair Mezzanine Fund will have the right to have one observer present at all meetings of the boards of directors of the Company and its subsidiaries and receive all materials and other information provided to such boards of directors in connection with such meetings.

The foregoing description of certain material terms of the DI Promissory Note is qualified in its entirety by reference to the DI Promissory Note, a copy of which is filed through incorporation by reference with this Schedule 13D.

Item 5.    Interest in Securities of the Issuer

(a)	Name	Number of Common Shares Beneficially Owned	Percent of Class (1)
	William Blair Mezzanine Capital Fund III, L.P.	542,417	7.3%
	William Blair Mezzanine Capital Partners III, L.L.C.	542,417	7.3%
	William Blair & Company, L.L.C.	542,417	7.3%
	Wilblairco Associates	542,417	7.3%
	Timothy J. MacKenzie	542,417	7.3%
	Terrance M. Shipp	542,417	7.3%
	Mark J. Walfish	542,417	7.3%
____________
(1) Based on 7,409,805 shares of common stock outstanding as of November 19, 2009 as disclosed in the Company’s Form 10-Q for the quarterly period ended September 30, 2009.

(b)
Blair Mezzanine Fund has the sole power to vote or to direct the vote of or to dispose or to direct the disposition of 542,417 shares of Common Stock.  Blair Mezzanine Fund shares the power to vote or to direct the vote of and the power to dispose of or to direct the disposition of zero shares of Common Stock.

Blair General Partner has the sole power to vote or to direct the vote of or to dispose or to direct the disposition of 542,417 shares of Common Stock.  Blair General Partner shares the power to vote or to direct the vote of and the power to dispose of or to direct the disposition of zero shares of Common Stock.

Blair has the sole power to vote or to direct the vote of and the sole power to dispose of or to direct the disposition of zero shares of Common Stock.  Blair shares the power to vote or to direct the vote of or to dispose or to direct the disposition of 542,417 shares of Common Stock.

Blairco has the sole power to vote or to direct the vote of and the sole power to dispose of or to direct the disposition of zero shares of Common Stock.  Blairco shares the power to vote or to direct the vote of or to dispose or to direct the disposition of 542,417 shares of Common Stock.

MacKenzie has the sole power to vote or to direct the vote of and the sole power to dispose of or to direct the disposition of zero shares of Common Stock.  MacKenzie shares the power to vote or to direct the vote of or to dispose or to direct the disposition of 542,417 shares of Common Stock.

Shipp has the sole power to vote or to direct the vote of and the sole power to dispose of or to direct the disposition of zero shares of Common Stock.  Shipp shares the power to vote or to direct the vote of or to dispose or to direct the disposition of 542,417 shares of Common Stock.

Walfish has the sole power to vote or to direct the vote of and the sole power to dispose of or to direct the disposition of zero shares of Common Stock.  Walfish shares the power to vote or to direct the vote of or to dispose or to direct the disposition of 542,417 shares of Common Stock.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information disclosed under Items 4 and 5 is incorporated by reference herein.

Item 7.    Material to Be Filed as Exhibits

1.	Joint Filing Agreement

2.
Ninth Amendment and Waiver to Note and Warrant Purchase Agreement, dated as of December 14. 2009, between ISI Security Group, Inc. and William Blair Mezzanine Capital Fund III, L.P. (incorporated by reference to Exhibit 99.7 of the Current Report on Form 8-K filed by Argyle Security, Inc. with the SEC on December 17, 2009).

3.
Fourth Amended and Restated Senior Subordinated Promissory Note dated December 14, 2009 from ISI Security Group, Inc. in favor of William Blair Mezzanine Capital Fund III, L.P. in the aggregate original principal amount of $5,951,609  (incorporated by reference to Exhibit 99.8 of the Current Report on Form 8-K filed by Argyle Security, Inc. with the SEC on December 17, 2009).

4.
Senior Subordinated (DI) Promissory Note dated December 14, 2009 from ISI Security Group, Inc. in favor of William Blair Mezzanine Capital Fund III, L.P. in the aggregate original principal amount of $897,215.18 (incorporated by reference to Exhibit 99.9 of the Current Report on Form 8-K filed by Argyle Security, Inc. with the SEC on December 17, 2009).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 5, 2010	WILLIAM BLAIR MEZZANINE CAPITAL FUND III, L.P.

	By:	William Blair Mezzanine Capital Partners III, L.L.C., its general partner

	By:	/s/Terrance M. Shipp
Name: Terrance M. Shipp
Title: Initial Managing Director

WILLIAM BLAIR MEZZANINE CAPITAL PARTNERS III, L.L.C.

By:	/s/Terrance M. Shipp
Name: Terrance M. Shipp
Title: Initial Managing Director

WILLIAM BLAIR & COMPANY, L.L.C.

By:	/s/E. David Coolidge III
Name: E. David Coolidge III
Title: Principal

WILBLAIRCO ASSOCIATES

By:	/s/James D. McKinney
Name: James D. McKinney
Title: Principal

TIMOTHY J. MACKENZIE

/s/Timothy J. MacKenzie
Timothy J. MacKenzie

TERRANCE M. SHIPP

/s/Terrance M. Shipp
Terrance M. Shipp

MARC J. WALFISH

/s/Marc J. Walfish
Marc J. Walfish

Exhibit 1

Joint Filer Agreement

The undersigned hereby agree and acknowledge that the statement containing the information required by Schedule 13D, to which this agreement is attached as an exhibit, is filed on behalf of each of them, and any amendments or supplements to the Schedule 13D shall also be filed on behalf of each of them.

Date: January 5, 2010	WILLIAM BLAIR MEZZANINE CAPITAL FUND III, L.P.

	By:	William Blair Mezzanine Capital Partners III, L.L.C., its general partner

	By:	/s/Terrance M. Shipp
Name: Terrance M. Shipp
Title: Initial Managing Director

WILLIAM BLAIR MEZZANINE CAPITAL PARTNERS III, L.L.C.

By:	/s/Terrance M. Shipp
Name: Terrance M. Shipp
Title: Initial Managing Director

WILLIAM BLAIR & COMPANY, L.L.C.

By:	/s/E. David Coolidge III
Name: E. David Coolidge III
Title: Principal

WILBLAIRCO ASSOCIATES

By:	/s/James D. McKinney
Name: James D. McKinney
Title: Principal

TIMOTHY J. MACKENZIE

/s/Timothy J. MacKenzie
Timothy J. MacKenzie

TERRANCE M. SHIPP

/s/Terrance M. Shipp
Terrance M. Shipp

MARC J. WALFISH

/s/Marc J. Walfish
Marc J. Walfish